

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2024

Andrew Brophy
Principal Financial Officer
HEALTHCARE SERVICES GROUP INC
3220 Tillman Drive, Suite 300
Bensalem, PA 19020

     Re: HEALTHCARE SERVICES GROUP INC
          Form 10-K filed February 14, 2024
          DEF 14A filed April 26, 2024
          File No. 000-12015

Dear Andrew Brophy:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                           Sincerely,

                                           Division of Corporation Finance
                                         Office of Industrial Applications and Services